SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Letter to the Securities and Exchange Commission dated April 22, 2010 regarding Resolution of the Argentine Supreme Court of Justice

FREE TRANSLATION
FOR IMMEDIATE RELEASE
Buenos Aires, April 22, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Resolution of the Argentine Supreme Court of Justice

Case: “Telecom Italia SpA y otro s/ solicitud de inhibitoria” (Telecom Italia SpA and others — request for declinature)

I am writing you as attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that on April 19, 2010 the Company notified the Argentine National Securities Commission (the “CNV”) and the Buenos Aires Stock Exchange (the “BCBA”) of a resolution issued by the Argentine Supreme Court of Justice (the “Court”). With respect to a disagreement regarding the jurisdiction of either the Civil and Commercial Courts or the Criminal Economic Courts over those appeals filed in the above mentioned case governed by section 53 of Law 25,156 filed to object to those resolutions issued by the National Antitrust Commission and the Secretary of Internal Commerce Department, the Court ordered that jurisdiction be assigned to the Criminal Economic Courts, and removed the jurisdiction of the National Court of Appeals in Civil and Commercial Matters No. 2.

Sincerely,

Maria Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 22, 2010	By:	/s/ Franco Bertone
		Name:	Franco Bertone
		Title:	Chief Executive Officer